# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: ATIF Holdings Ltd, CIK 0001755058
CUSIP: G0602B209
Title of class of securities: Ordinary Shares, par value $0.001 per share
Address of issuer's principal executive offices: 25391 Commercentre Dr., Ste 200, Lake Forest, California (CA), 92630
Date of event which requires filing of this statement: 01/10/2025
Amends the filing with accession number 0001104659-20-107838
Filed by CIK 0001825294
Persons authorized to receive notices and communications: Yue Ming, 25391 Commercentre Dr., Ste 200, Lake Forest, California (CA), 92630, 646-828-8710

## Reporting persons
- Tianzhen Investments Limited (CIK 0001939457): type of reporting person: corporation (CO); citizenship or place of organization: Samoa (Y0); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 5,292,024; sole dispositive power 0; shared dispositive power 3,472,024; aggregate amount beneficially owned 5,292,024 (44.41% of the class)
  Comment: (1) Tianzhen Investments Limited, a Samoa company, (i) beneficially owns 3,472,024 ordinary shares, $0.001 per share, (the "Shares"), and (ii) may be deemed to beneficially own 1,820,000 Shares, which is held by Eno Group Limited, a Hong Kong company wholly owned by Yanru Zhou, pursuant to a voting rights proxy assignment agreement (the "Assignment Agreement") dated February 10, 2021, entered into by and between TIL and Qiuli Wang, as Qiuli Wang was granted with a proxy to vote EGL's Shares pursuant to a voting rights proxy agreement (the "Proxy Agreement") dated September 30, 2018, entered into by and between EGL and Qiuli Wang.
  
  (2) The calculation of this percentage is based on 11,917,452 Shares of the Issuer outstanding as of December 19, 2024, as reported on the Issuer's Form 10-Q, originally filed with the SEC on December 19, 2024, as amended.
- Jun Liu (CIK 0001825294): type of reporting person: individual (IN); citizenship or place of organization: China (F4); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Yanru Zhou: type of reporting person: individual (IN); citizenship or place of organization: China (F4); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 1,820,000; sole dispositive power 1,820,000; shared dispositive power 0; aggregate amount beneficially owned 1,820,000 (15.27% of the class)
  Comment: (1) Yanru Zhou beneficially owns 1,820,000 Shares through his 100% beneficial ownership of Eno Group Limited, a Hong Kong company. On February 10, 2021, Qiuli Wang, who was granted a proxy to vote Shares held by EGL pursuant to the Proxy Agreement, assigned the Proxy Agreement to TIL pursuant to the Assignment Agreement.
  
  (2) The calculation of this percentage is based on 11,917,452 Shares of the Issuer outstanding as of December 19, 2024, as reported on the Issuer's Form 10-Q, originally filed with the SEC on December 19, 2024, as amended.
- Eno Group Limited: type of reporting person: corporation (CO); citizenship or place of organization: Hong Kong (K3); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 1,820,000; sole dispositive power 1,820,000; shared dispositive power 0; aggregate amount beneficially owned 1,820,000 (15.27% of the class)
  Comment: (1) Yanru Zhou beneficially owns 1,820,000 Shares through his 100% beneficial ownership of Eno Group Limited, a Hong Kong company. On February 10, 2021, Qiuli Wang, who was granted a proxy to vote Shares held by EGL pursuant to the Proxy Agreement, assigned the Proxy Agreement to TIL pursuant to the Assignment Agreement.
  
  (2) The calculation of this percentage is based on 11,917,452 Shares of the Issuer outstanding as of December 19, 2024, as reported on the Issuer's Form 10-Q, originally filed with the SEC on December 19, 2024, as amended.

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares, par value $0.001 per share
Name of issuer: ATIF Holdings Ltd
Address of issuer's principal executive offices: 25391 Commercentre Dr., Ste 200, Lake Forest, California (CA), 92630
Comment:
Explanatory Note

This Amendment No. 4 to Schedule 13D amends and supplements the Schedule 13D originally filed with the United States Securities and Exchange Commission on September 23, 2020 (as amended to date, the "Schedule 13D"), solely to reflect that as Jun Liu is no longer the sole director of Tianzhen Investments Limited, he no longer may be deemed to beneficially own the Shares held by Tianzhen Investments Limited and therefore will no longer be included as a Reporting Person in future Schedule 13D amendments. Capitalized terms used herein without definition shall have the meanings set forth in the Schedule 13D.

## Item 2. Identity and Background
Name of person filing: This statement is filed by (i) Tianzhen Investments Limited ("TIL"), (ii) Jun Liu, (iii) Yanru Zhou, and (iv) Eno Group Limited ("EGL") (collectively, the "Reporting Persons").
Residence or business address:
(i) The business address for TIL is Room 2803, Dachong Business Centre, Dachong 1st Road. Nanshan District, Shenzhen, China.

(ii) The business address for Jun Liu is Room 2803, Building A, Dachong Business Centre, Nanshan District, Shenzhen, Guangdong, China.

(iii) The business address for Yanru Zhou is Room 2803, Dachong Business Centre, Dachong 1st Road. Nanshan District, Shenzhen, China.

(iv) The business address for EGL is Room 2803, Dachong Business Centre, Dachong 1st Road. Nanshan District, Shenzhen, China.
Present principal occupation or employment:
(i) TIL is a corporation organized under the laws of the Samoa, engaged in the business of investments. Its address is Room 2803, Dachong Business Centre, Dachong 1st Road. Nanshan District, Shenzhen, China.

(ii) Jun Liu is an individual and a citizen of the People's Republic of China. Jun Liu's present principal occupation is the president, chief executive officer and chairman of the Board of Directors of the Issuer. The Issuer's address is 25391 Commercentre Dr., Ste 200, Lake Forest, CA.

(iii) Yanru Zhou is an individual and a citizen of the People's Republic of China. His present principal occupation is a businessman. He is currently the sole director and member of EGL, which address is Room 2803, Dachong Business Centre, Dachong 1st Road. Nanshan District, Shenzhen, China.

(iv) EGL is a corporation organized under the laws of Hong Kong, engaged in the business of investments. Its address is Room 2803, Dachong Business Centre, Dachong 1st Road. Nanshan District, Shenzhen, China.
Criminal convictions in the last five years: During the last five years, the Reporting Persons have not been during the last five years, such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanours).
Civil proceedings (securities laws) in the last five years: During the past five years, the Reporting Persons have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship:
(i) TIL is a corporation organized under the laws of the Samoa.

(ii) Jun Liu is an individual and a citizen of the People's Republic of China.

(iii) Yanru Zhou is an individual and a citizen of the People's Republic of China.

(iv) EGL is a corporation organized under the laws of Hong Kong.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: No amendments to the previously filed Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Persons acquired the Issuer's shares of Common Stock for investment purposes. Subject to ongoing evaluation, the Reporting Persons have no current plans or proposals which relate to or would otherwise result in any of the following:

(a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the issuer;

(f) Any other material change in the issuer's business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13of the Investment Company Act of 1940;

(g) Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h) causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to section 12(g)(4) of the Act;or

(j) Any action similar to any of those enumerated above.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Item 5 of the Schedule 13D/A is amended and supplemented by incorporating by reference the information set forth in boxes (7) - (13) of the cover pages to this Amendment for each of the Reporting Persons, and such information is incorporated herein by reference. The percentages reported herein are calculated based upon 11,917,452 outstanding shares of the Issuer as of December 19, 2024.
Number of shares as to which each person has sole or shared power to vote or dispose: See Item 5(a).
Transactions in the class effected during the past sixty days: During the past 60 days, the Reporting Person have not effected any transactions with respect to the Shares.
Other persons with the right to receive dividends or sale proceeds: No persons other than the Reporting Persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: On January 10, 2025, Jun Liu ceased to be the beneficial owner of more than five percent of the outstanding ordinary shares of the Issuer.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: No amendments to the previously filed Schedule 13D.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 99.1 Joint Filing Agreement (Incorporated by reference as Exhibit A to the Amendment No. 3 to Schedule 13D filed with the SEC on February 6, 2023)

## Signatures
- Tianzhen Investments Limited: /s/ Jun Liu, Jun Liu/ Director (01/24/2025)
- Jun Liu: /s/ Jun Liu, Jun Liu (01/24/2025)
- Yanru Zhou: /s/ Yanru Zhou, Yanru Zhou (01/24/2025)
- Eno Group Limited: /s/ Yanru Zhou, Yanru Zhou/ Sole Director (01/24/2025)